                         Domini Social Investment Trust
                            536 Broadway, 7th Floor
                            New York, New York 10012

November 19, 2007

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20004
     Attn.: Mrs. Patricia Williams

         Re: Domini Social Investment Trust (File Nos. 811-5823 and 33-29180)
             ----------------------------------------------------------------

Dear Mrs. Williams:

     In response to a comment from the staff (the "Staff") of the Securities and
Exchange Commission (the "Commission") in connection with its review of
Post-Effective Amendment No. 33 filed by the Domini Social Investment Trust (the
"Registrant") on September 20, 2007 (the "Registration Statement"), the
Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

     (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and
Exchange Commission from taking any action with respect to the filings; and

     (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Best regards,

                                          Domini Social Investment Trust

                                          By: /s/ C.M. Laible
                                              ----------------------------------
                                                  Authorized Officer